

June 10, 2014

Via E-mail
Greg Imhoff
General Counsel
Electric Infrastructure Alliance of America, LLC
1807 Ross Avenue, 4th Floor
Dallas, Texas 75201

> **Re:** **Electric Infrastructure Alliance of America, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted May 13, 2014**
> **CIK No. 0001506401**

Dear Mr. Imhoff:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

1.  Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.  For example only, we note your disclosure in the "Industry Overview" section starting on page 80.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.  In addition, please confirm to us, if true, that no third party data included in the registration statement was prepared for or commissioned by you or your affiliates.

3.  Please provide us with your analysis as to why the transactions wherein the outstanding Class A OP Units, Class B OP Units and Class C OP Units will be converted into common units and all of the outstanding equity interests held by current EIAA investors will automatically convert into shares of common stock should not be integrated into the public offering.

4.  Given the number of transactions that are anticipated to occur upon the closing of this offering, including refinancing of debt and eliminating the contingent consideration, please include pro forma financial statements within your amended filing as required by Article 11 of Regulation S-X.

Prospectus Summary, page 1

Company Overview, page 1

5.  We note your disclosure that you own electric transmission and distribution assets.  We also note your use of industry jargon and the glossary provided on pages ii and iii.  Please revise your disclosure to remove such jargon and provide brief explanations of industry specific terms in the narrative when they are first used.  For example only, please briefly explain the following terms:

- Transmission and distribution assets;
- Distribution service providers;
- Railroad DC Tie; and
- Retail electric providers.

In addition, please clarify the services that are provided by Sharyland and specifically explain how Sharyland uses your assets.

6.      We note your discussion regarding the growth of your "rate base."  Please revise to clarify, if accurate, that the rate base refers to your assets in service and briefly explain its correlation, if any, to your revenues.  In addition, please provide to us your basis for the rate disclosed as of December 31, 2014.

Pursue sustainable dividend per share growth, page 5

7.      We note your disclosure that you are funding and plan to continue to fund Footprint Projects.  Please revise your disclosure here and elsewhere to identify the Footprint Projects in process, including the scope of such projects, and to discuss the status of such projects, including the budgeted costs of such projects, the costs incurred to date for such projects and the anticipated completion dates for such projects.  In addition, please provide disclosure regarding Footprint Projects that have been identified for future development.

8.      With regard to the ROFO Projects in process, please revise your disclosure here and elsewhere to identify the budgeted costs for such projects, the costs incurred to date for such projects and the anticipated completion dates for such projects.

Compensation, page 10

9.      We note your disclosure here regarding the termination fee under the management agreement.  Please expand your disclosure here to discuss the circumstances in which such termination fee must be paid.  Specifically, please explain whether the company will have an obligation to pay the termination if it decides not to renew the management agreement.

Development Agreement, page 11

10.     With regard to ROFO Projects, please revise your disclosure here to clarify, if true, that Hunt is not obligated to accept any offer you make to acquire ROFO Projects and that, beyond your right of first offer, Hunt does not have any obligation to further negotiate the sale of such projects with you.

Reorganization Transactions, page 16

11.     Please revise to explain whether you have entered or will enter into any agreements concerning the reorganization transactions.  If so, please revise to identify and discuss the material terms of such agreements and to file such agreements as exhibits to the registration statement or advise.

Risk Factors, page 24

Our business model and growth strategy depends on our ability to grow . . . , page 24

12.    We note your disclosure here regarding the growth of your rate base through Footprint Projects and ROFO Projects and the distinction in the development agreement between the treatment of Footprint Projects and ROFO Projects.  Please revise to explain whether Hunt is incentivized to focus on either Footprint Projects or ROFO Projects and the impact that may have on your business.

We have not yet negotiated lease payments with respect to substantially all . . . , page 27

13.    We note your disclosure here that historically you and Sharyland have negotiated rent payments intended to provide you with a return on your investment that is slightly less than the average rate of return on equity then being earned by electric utilities owning comparable assets.  Please revise your disclosure here and elsewhere to quantify this disparity.

Our structure and the terms of our leases with our tenant limit our control  . . . , page 28

14.    Please revise to discuss the conflicts of interest involved in the negotiation of leases with Sharyland as well as Sharyland's conflicts of interest in operating and developing your assets.

Our management agreement with Hunt Manager expires on December 31 . . . , page 43

15.    Please revise to also address the incentive of Hunt Manager to pay dividends in excess of the Minimum Quarterly Distribution.

Use of Proceeds, page 58

16.    It appears that you will use a portion of the net proceeds of this offering to repay certain outstanding indebtedness.  To the extent that the amount of proceeds to be used to discharge indebtedness is material, please identify the interest rate and maturity of the outstanding indebtedness to be discharged.  In addition, if any of the indebtedness to be discharged was incurred within one year, please describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital.  Please refer to Instruction 4 to Item 504 of Regulation S-K.

17.    As appropriate, please explain that you have no current specific plan for the proceeds and discuss the principal reasons for the offering or to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.  Please refer to Item 504 of Regulation S-K.

Distribution Policy, page 59

18.     We note your disclosure on page 2 of your expected quarterly dividend.  Please clarify
        how this disclosure reconciles with the company's distribution policy that indicates no
        minimum distribution payment level has been established.  Additionally, if you intend to
        disclose an expected quarterly dividend, please tell us how you determined it is
        appropriate for you to project your initial dividend distribution.  With a view toward
        disclosure, please demonstrate your basis for this estimate and provide, in tabular format,
        your 12-month projected cash available for distribution, including the ratio of the
        projected available cash and the projected dividend.

19.     We note your statement on pages 2 and 14 that you intend to distribute all of your cash
        available for distribution, less prudent reserves, through regular cash dividends.  Please
        quantify and tell us how you intend to maintain prudent reserves in light of your REIT
        status.

Capitalization, page 61

20.     Within your table of cash and cash equivalents and capitalization, please present the
        conversion transactions separately from the sale of common stock and use of proceeds.
        Further, separate the effects of the allocation of common units between Hunt EIAA and
        EIAA 30 days following the offering.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 67

Lease Revenue, page 68

21.     We note that the rates Sharyland charges its customers are PUCT-approved rates.  If
        available, please include disclosure of these rates for each of your properties.  To the
        extent that these rates are based on formulas, please include such formulas, an
        explanation of how such formulas work and consider providing an example of their
        application.  Please also explain whether the PUCT-approved rates that Sharyland
        charges apply to all customers.

Lease Revenues, page 69

22.     We note that both the base rent and percentage rent components of your lease revenues
        are determined by reference to the amount of your rate base. Please provide additional
        details as to how the rate base drives your revenue recognition for both components.

Contingent Consideration and Deemed Capital Contributions, page 76

23.     We note that $1.1 million in deemed capital credits have been issued to Hunt EIAA that
        have been capitalized as part of CWIP and will terminate upon consummation of the

offering. Please tell us how the company will account for this termination. Cite all relevant accounting literature within your response.

Lease Revenue, page 70

24.     We note your explanation of the increase in lease revenue for the year ended December 31, 2013 as compared to the same period in 2012.  Please also discuss the change in lease revenue for assets that were in service during both periods or advise.  In this discussion, please address the relative impact of usage changes versus rate changes.

Business and Properties, page 84

Our T&D Assets, page 84

25.     We note your disclosure regarding your properties on page 86 and your leases with Sharyland on page 97.  As applicable, please include the type of operating disclosure required by Item 15 of Form S-11 for each of these properties for both you and Sharyland or advise.  For example only, please identify how much of the capacity at each property is being used, the number of leases at each property and the schedule of expiring leases as well as the average effective annual rent for each property for Sharyland.

Our Tenant, page 94

26.     Please revise to include a discussion of the competitive market for Sharyland. Specifically, please explain whether there are other entities that directly compete with Sharyland and whether any entities are structured in a similar manner.

Management, page 108

Executive Compensation, page 113

27.     Please revise to include disclosure regarding your directors' compensation as required by Item 402(k) of Regulation S-K or advise.

Certain Relationships and Related Transactions, page 119

Arrangements with Hunt, page 120

28.     Please revise your disclosure here to also identify the relationship between Hunt and Sharyland.

Management Agreement, page 120

29.     Please revise your disclosure here to explain how, upon the consummation of the
        offering, the management agreement with Hunt Manager will change from the prior
        management agreement.

Description of Our Capital Stock, page 128

Reorganization, page 129

30.     Please revise your organizational charts for before and after the reorganization to show
        the ownership percentages of your Pre-IPO Investors and Public Investors in EIAA and
        the ownership percentages of Hunt EIAA and EIAA in the OP.   In addition, please
        include all the ownership percentages for the charts on pages 10 and 17.

Financial Statements, page F-1

31.     Please update your financial statements and the financial statements of Sharyland
        Utilities L.P. and subsidiaries.

Notes to Consolidated Financial Statements

(m) Revenue Recognition, page F-13

32.     Please clarify how the company accounts for the periodic adjustments for base rent based
        upon capital expenditures made by SDTS.

Item 36. Exhibits and Financial Statement Schedules

33.     Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review.

34.     We note the exhibit list includes "form of" agreements and other documents.  Please
        advise us if you do not intend on filing final, executed agreements or other documents
        prior to effectiveness of the registration statement.  Please note that the final executed
        versions of Exhibits 3.1, 3.2 and 3.3 must be filed prior to effectiveness.  Please refer to
        Item 601(b)(3) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc:     Bill Howell, Esq. (Via E-mail)